UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of report (date of earliest event reported): May 25, 2018

SHANTINIKETAN INTERNATIONAL CORPORATION

(Exact name of issuer as specified in its charter)

Nevada	82-2169537
(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification No.)

2100 ShantiNiketan Blvd, Tavares, Florida 32778

(Full mailing address of principal executive offices)

(352) 508-7060

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Resignation of Thomas Pfeiffer

On May 25, 2018, Thomas Pfeiffer resigned as a member of the board of directors of ShantiNiketan International Corporation (the “Company”).  There were no disagreements between Mr. Pfeiffer and the Company as to its operations, policies or practices.

SIGNATURE

Pursuant to the requirements of Regulation A, the Issuer has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SHANTINIKETAN INTERNATIONAL CORPORATION

Date: May 31, 2018	By:	/s/ Appaswamy “Vino” Pajanor
Appaswamy “Vino” Pajanor
Chief Executive Officer